

September 23, 2022

David Rosenberg
Chairman of the Board of Directors
Ignyte Acquisition Corp.
640 Fifth Avenue, 4th Floor
New York, NY 10019

Re: Ignyte Acquisition Corp.
     Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
     Filed September 13, 2022
     File No. 001-39951

Dear Mr. Rosenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Proxy Statement on Schedule 14A filed September 13, 2022

Peak Bio's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 257

1.   We note your response to Comment 9 and reissue in part. Remove the statement that Peak Bio may create a potential Best-in-Class differentiated approach to treating cancer on page 47 because the statement is speculative given Peak Bio's current stage of development. We also note your new statements on page 257 that Peak Bio's industry learning enables it "to design ADCs to have improved efficacy, safety, and tolerability relative to existing antibody or ADC therapies" and that "PH-1 or Thailanstatin is being used to generate a pipeline of proprietary ADC product candidates to address patient populations with improved efficacy relative to traditional ADC-based therapies." Please remove these statements as determinations of efficacy are solely within the authority of the FDA.

We remind you that the company and its management are responsible for the accuracy

David Rosenberg
Ignyte Acquisition Corp.
September 23, 2022
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Cowan